UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36222

Autohome Inc.

10th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autohome Inc.

By	:	/s/ Min Lu
Name	:	Min Lu
Title	:	Chairman of the Board and Chief Executive Officer

Date: May 26, 2017

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Extraordinary General Meeting

Exhibit 99.3 – Form of Proxy for Extraordinary General Meeting

Exhibit 99.4 – Depositary Notice to ADS Holders

Exhibit 99.5 – Voting Card for ADS Holders